UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

On October 22, 2020, KB Financial Group Inc. (“KB Financial Group”) hereby furnishes This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on September 25, 2020 under the title “Convocation of Extraordinary General Meeting of Shareholders” (the “Original Report”). This Amended Report amends the Original Report to add three more agenda items (items 2 through 4 below), along with related information, for KB Financial Group’s extraordinary general meeting of shareholders to be convened on November 20, 2020. No other change to the Original Report is made by this Amended Report.

The entirety of the Original Report shall be amended and replaced as follows:

Convocation of Extraordinary General Meeting of Shareholders

On September 25, 2020, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene an extraordinary general meeting of shareholders (the “EGM”). The details of the EGM are as follows:

•	Date and Time: November 20, 2020, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1.	Appointment of an executive director

-	Executive director candidate: Mr. Jong Kyoo Yoon

2.	Appointment of a non-standing director

-	Non-standing director candidate: Mr. Yin Hur

3.	Appointment of a non-executive director (proposed by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

-	Non-executive director candidate: Ms. Sun-Jin Yun

4.	Appointment of a non-executive director (proposed by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

-	Non-executive director candidate: Mr. Youngjae Ryu

•	Record date to determine shareholders eligible to vote: October 12, 2020

•	Closing period of shareholder registry: From October 13, 2020 to October 19, 2020

•	Other material information for an investment decision:

-

On September 29, 2020, the board of directors of KB Financial Group received a shareholder’s proposal from Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others. After a review of applicable laws and discussions among members of the board of directors, the above items 3 and 4 were adopted as additional agenda items for the EGM scheduled to be held on November 20, 2020.

-

The term of office of Mr. Yin Hur, a nominee for non-standing director below, is set to expire on the date of KB Financial Group’s 14th annual general meeting of shareholders, which is currently expected to be held in March 2022.

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Shareholders may exercise their voting rights without attending the meeting in person by submitting their votes through the E-voting system operated by Korea Securities Depository or by submitting their voting cards by mail.

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In certain circumstances, including those related to COVID-19, the date, time, location and any other relevant information with regard to the EGM may be changed, in which case KB Financial Group will make prompt disclosure of such matter.

Nominee for Executive Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jong Kyoo Yoon	October 1955	3 years	No

•  Chairman & CEO, KB Financial Group (2014~Current)

•  President & CEO, Kookmin Bank (2014~2017)

•  Senior Executive Vice President, Chief Finance Officer (2010~2013) and Chief Risk Management Officer (2010~2011), KB Financial Group

•  Senior Advisor, Kim & Chang (2005~2010)

•  Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank (2004)

•  Senior Executive Vice President, Chief Strategy Officer and Chief Finance Officer, Kookmin Bank (2002~2004)

•  Senior Partner, Samil Accounting Corporation

•  Ph.D. in Business Administration, Sungkyunkwan University

Nominee for Non-Standing Director
Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Yin Hur	December 1961	-	No

•  Non-Standing Director, KB Financial Group (2017~Current)

•  President & CEO, Kookmin Bank (2017~Current)

•  Senior Executive Vice President, Sales Group, Kookmin Bank (2016~2017)

•  Senior Managing Director, Strategy & Finance Planning Group, Kookmin Bank (2015)

•  Managing Director, Credit Analysis Division, Kookmin Bank (2013~2014)

•  General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank (2012~2013)

•  General Manager, Shinrim Nambu Branch, Kookmin Bank (2008~2012)

•  M.A. in Law, Graduate School of Seoul National University

Nominees for Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Names of Other Entities Where the Nominee Serves as a Director
Sun-Jin Yun	March 1967	2 years	Yes	• Director, Institute for Sustainable Development, Seoul National University (2019~Current) • Member, Fine Dust Policy Deliberation Committee under the Prime Minister’s Office (2019~Current) • Non-Standing Director, Korea Energy Information Culture Agency (2018~Current) • Member, Presidential Commission on Policy Planning (2017~Current) • Professor, Graduate School of Environmental Studies, Seoul National University (2012~Current) • President, the Korean Association for Environmental Sociology (2018~2019) • Ph.D. in Environmental and Energy Policy, University of Delaware	-

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Names of Other Entities Where the Nominee Serves as a Director
Youngjae Ryu	March 1960	2 years	Yes

•  Steering Committee Member, Investment Pool for Public Funds, Ministry of Economy and Finance (2020~Current)

•  Chairman, Korean Corporate Governance Forum (2020~Current)

•  Steering Committee Member, Korea Investment Corporation (2019~Current)

•  Member, Financial Development Council (Capital Market Division), Financial Services Commission (2017~Current)

•  Director & Chairman of Steering Committee, the Nanum Foundation, Korea Securities Depositary (2015~Current)

•  Director & Head of the Research Institute, Korea Sustainability Investing Forum (2007~Current)

•  CEO, Sustinvest Co., Ltd. (2006~Current)

•  Adjunct Professor (Sustainability), Graduate School of Business, Inha University (2019~2020)

•  Committee Member, National Pension Service, Ministry of Health and Welfare (2018)

•  Member, the National Economic Advisory Council for the President (2017~2018)

•  Honorary Professor, Finance MBA Program, Korea Advanced Institute of Science and Technology (2017~2018)

•  Director, Korea Social Investment Foundation (2013~2018)

•  Honorary Professor, Graduate School of Business, Korea Advanced Institute of Science and Technology (2013)

•  Senior Advisor, Hermes Investment Management (London) (2012~2018)

•  Honorary Professor (Sustainability MBA), Graduate School of Business, Inha University (2011~2016)

•  Working Committee Member, the Win-Win Index, Korea Commission for Corporate Partnership (2011~2013)

•  Fundraising Committee Member, Community Chest of Korea (2008~2012)

•  M.B.A., Ashridge Business School

• Non-Executive Director, Kukdo Chemical Co., Ltd. (2020~Current) • CEO, Sustinvest Co., Ltd. (2006~Current)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 22, 2020	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Senior Executive Vice President and Chief Finance Officer